EXHIBIT 99.7
Notice to LSE

Publication of Report on Payments to Governments for the year ended 31 December 2022
30 May 2023

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2022 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) has been filed at Companies House.  These UK Regulations enacted domestic rules in line with Chapter 10 of the EU Accounting Directive.  The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.

We also continue to publish, on a voluntary basis, our Taxes and Royalties Paid Report 2022, which is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.
Rio Tinto paid US$10.8 billion of taxes and royalties and a further US$1.6 billion on behalf of its employees during 2022.

Our Taxes and Royalties Paid Report also includes information about our tax strategy and governance, international related party dealings and other disclosures.

Taxes and Royalties Paid Report 2022 report is available to download at:

Taxes and Royalties Paid Report 2022

Text of Report on Payments to Governments for the year 2022 filed at Companies House:

Notice to LSE    2 / 6

GOVERNMENT PAYMENTS BY TYPE
Country Code	Tax Authority Name	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Filing Date
ARG	ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS	Tax		0		USD	677,853	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		USD	6,013,090,893	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		USD	31,143,246	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	STATE OF QUEENSLAND	Royalties		0		USD	62,841,242	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		USD	1,972,965,234	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		USD	6,913,478	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	STATE OF QUEENSLAND	Fees		0		USD	1,610,618	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		USD	1,372,470	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
BRA	FEDERAL REVENUE OF BRAZIL	Fees		0		USD	349,262	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	CANADA REVENUE AGENCY	Tax		0		USD	260,726,139	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Tax		0		USD	26,201,199	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		USD	94,890,513	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	REVENUE QUÉBEC	Tax		0		USD	7,096,736	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	CONSEIL DES INNUS DE EKUANITSHIT	Fees		0		USD	854,726	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees		0		USD	6,886,608	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	INNU NATION (LABRADOR)	Fees		0		USD	2,482,081	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	Fees		0		USD	4,274,419	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	LUTSEL K'E DENE FIRST NATION	Fees		0		USD	289,133	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Fees		0		USD	407,368	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	TLICHO GOVERNMENT	Fees		0		USD	1,909,631	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN	YELLOWKNIVES DENE FIRST NATION	Fees		0		USD	819,707	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Tax		0		USD	959,994	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Royalties		0		USD	3,542,849	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties		0		USD	81,446,629	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses		0		USD	5,999,197	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	ULAANBAATAR CITY	Fees		0		USD	1,062,277	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	UMNUGOVI PROVINCE	Fees		0		USD	6,348,178	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	UMNUGOVI PROVINCE	Tax		0		USD	7,702,211	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG	MINERAL RESOURCES AND PETROLEUM AUTHORITY	Fees		0		USD	234,874	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees		0		USD	12,250,845	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
SRB	SERBIA - TAX ADMINISTRATION	Fees		0		USD	240,323	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA	USA - INTERNAL REVENUE SERVICE	Tax		0		USD	(48,160,800)	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA	UTAH STATE TAX COMMISSION	Royalties		0		USD	13,005,287	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA	KERN COUNTY (CA)	Fees		0		USD	8,075,887	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA	SALT LAKE COUNTY (UT)	Fees		0		USD	56,705,709	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
ZAF	SOUTH AFRICAN REVENUE SERVICE	Tax		0		USD	75,403,098	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
ZAF	SOUTH AFRICAN REVENUE SERVICE	Royalties		0		USD	7,847,983	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
	TOTAL						8,730,467,097
Note A: Bonus includes amounts paid under Oyu Tolgoi LLC's Communities Co-operation Agreement

Notice to LSE    3 / 6

GOVERNMENT PAYMENT TOTALS
Government	Country Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Filing Date
ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS	ARG	677,853	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
AUSTRALIAN TAXATION OFFICE	AUS	6,013,090,893	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
NORTHERN TERRITORY REVENUE OFFICE	AUS	38,056,724	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
STATE OF QUEENSLAND	AUS	64,451,860	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
STATE OF WESTERN AUSTRALIA	AUS	1,974,337,704	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
FEDERAL REVENUE OF BRAZIL	BRA	349,262	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
CANADA REVENUE AGENCY	CAN	260,726,139	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	33,087,807	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	95,297,881	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
REVENUE QUÉBEC	CAN	7,096,736	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
CONSEIL DES INNUS DE EKUANITSHIT	CAN	854,726	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
INNU NATION (LABRADOR)	CAN	2,482,081	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	CAN	4,274,419	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
LUTSEL K'E DENE FIRST NATION	CAN	289,133	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
TLICHO GOVERNMENT	CAN	1,909,631	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
YELLOWKNIVES DENE FIRST NATION	CAN	819,707	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	4,502,843	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	81,446,629	USD	RIO TINTO PLC	00719885	2022-12-31	1	C	Extractive Industry Reporting	29-May-23
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	5,999,197	USD	RIO TINTO PLC	00719885	2022-12-31	1	C	Extractive Industry Reporting	29-May-23
ULAANBAATAR CITY	MNG	1,062,277	USD	RIO TINTO PLC	00719885	2022-12-31	1	C	Extractive Industry Reporting	29-May-23
UMNUGOVI PROVINCE	MNG	14,050,389	USD	RIO TINTO PLC	00719885	2022-12-31	1	C	Extractive Industry Reporting	29-May-23
MINERAL RESOURCES AND PETROLEUM AUTHORITY	MNG	234,874	USD	RIO TINTO PLC	00719885	2022-12-31	1	C	Extractive Industry Reporting	29-May-23
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	12,250,845	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
SERBIA - TAX ADMINISTRATION	SRB	240,323	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
INTERNAL REVENUE SERVICE	USA	(48,160,800)	USD	RIO TINTO PLC	00719885	2022-12-31	1		Extractive Industry Reporting	29-May-23
UTAH STATE TAX COMMISSION	USA	13,005,287	USD	RIO TINTO PLC	00719885	2022-12-31	1		Extractive Industry Reporting	29-May-23
KERN COUNTY (CA)	USA	8,075,887	USD	RIO TINTO PLC	00719885	2022-12-31	1		Extractive Industry Reporting	29-May-23
SALT LAKE COUNTY (UT)	USA	56,705,709	USD	RIO TINTO PLC	00719885	2022-12-31	1		Extractive Industry Reporting	29-May-23
SOUTH AFRICAN REVENUE SERVICE	ZAF	83,251,081	USD	RIO TINTO PLC	00719885	2022-12-31	1	B	Extractive Industry Reporting	29-May-23
TOTAL		8,730,467,097
Note B: Amounts in local currency are converted to US$ at the average exchange rate for the year
Note C: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made.

Notice to LSE    4 / 6

PROJECT PAYMENTS BY TYPE
Project Code	Project Name	Country Code	Payment Type	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Filing Date
ARG01	RINCON - ARGENTINA	ARG	Tax	0		USD	677,853	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax	0		USD	6,051,665,754	RIO TINTO PLC	00719885	D	Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties	0		USD	1,970,547,181	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees	0		USD	1,372,470	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax	0		USD	(378,988)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties	0		USD	2,418,053	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS06	GOVE - AUSTRALIA	AUS	Royalties	0		USD	31,143,246	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS06	GOVE - AUSTRALIA	AUS	Fees	0		USD	6,913,478	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Tax	0		USD	10,429,995	RIO TINTO PLC	00719885	D	Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Royalties	0		USD	62,841,242	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Fees	0		USD	1,610,618	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUS08	WINU - AUSTRALIA	AUS	Tax	0		USD	(26,990,026)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-22	1	29-May-23
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax	0		USD	(21,635,842)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-22	1	29-May-23
BRAEXP01	EXPLORATION - BRAZIL	BRA	Fees	0		USD	349,262	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax	0		USD	361,944,386	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees	0		USD	7,163,868	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN02	DIAVIK - CANADA	CAN	Tax	0		USD	26,201,199	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN02	DIAVIK - CANADA	CAN	Fees	0		USD	9,905,079	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax	0		USD	769,002	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees	0		USD	854,726	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MDG01	QIT MADAGASCAR MINERALS	MDG	Tax	0		USD	959,994	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties	0		USD	3,542,849	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax	0		USD	7,702,211	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties	0		USD	81,446,629	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses	0		USD	5,999,197	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees	0		USD	7,645,329	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
PEREXP01	EXPLORATION - PERU	PER	Fees	0		USD	12,250,845	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
SRB01	JADAR - SERBIA	SRB	Fees	0		USD	240,323	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA01	KENNECOTT UTAH COPPER - US	USA	Tax	0		USD	(40,147,517)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties	0		USD	13,005,287	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA01	KENNECOTT UTAH COPPER - US	USA	Fees	0		USD	56,705,709	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA02	RESOLUTION COPPER - US	USA	Tax	0		USD	(7,429,726)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA03	US BORAX	USA	Tax	0		USD	6,583,951	RIO TINTO PLC	00719885	D	Extractive Industry Reporting	31-Dec-22	1	29-May-23
USA03	US BORAX	USA	Fees	0		USD	8,075,887	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
USAEXP01	EXPLORATION - US	USA	Tax	0		USD	(7,167,508)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-22	1	29-May-23
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax	0		USD	75,403,098	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties	0		USD	7,847,983	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-22	1	29-May-23
	TOTAL						8,730,467,097
Note D: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group
Note E: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office
Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the IRS

Notice to LSE    5 / 6

PROJECT PAYMENT TOTALS
Project Name	Project Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Filing Date
RINCON - ARGENTINA	ARG01	677,853	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
PILBARA - WESTERN AUSTRALIA	AUS01	8,023,585,405	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
DAMPIER SALT - AUSTRALIA	AUS05	2,039,065	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
GOVE - AUSTRALIA	AUS06	38,056,724	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
WEIPA INCLUDING AMRUN - AUSTRALIA	AUS07	74,881,855	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
WINU - AUSTRALIA	AUS08	(26,990,026)	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
EXPLORATION - AUSTRALIA	AUSEXP01	(21,635,842)	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
EXPLORATION - BRAZIL	BRAEXP01	349,262	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
IRON ORE COMPANY OF CANADA	CAN01	369,108,254	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
DIAVIK - CANADA	CAN02	36,106,278	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
RIO TINTO FER ET TITANE - CANADA	CAN03	1,623,728	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
QIT MADAGASCAR MINERALS	MDG01	4,502,843	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
OYU TOLGOI - MONGOLIA	MNG01	102,793,366	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
EXPLORATION - PERU	PEREXP01	12,250,845	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
JADAR - SERBIA	SRB01	240,323	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
KENNECOTT UTAH COPPER - US	USA01	29,563,479	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
RESOLUTION COPPER - US	USA02	(7,429,726)	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
US BORAX	USA03	14,659,838	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
EXPLORATION - US	USAEXP01	(7,167,508)	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	83,251,081	USD	RIO TINTO PLC	00719885	31-Dec-22	1		Extractive Industry Reporting	29-May-23
TOTAL		8,730,467,097

Notice to LSE    6 / 6
Contacts
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Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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